UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich 1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139 (203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103		2 of 5 Pages
SCHEDULE 13D
This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, Amendment No. 2 thereto filed on March 31, 2023, Amendment No. 3 thereto filed on April 3, 2023, Amendment No. 4 thereto filed on April 10, 2023, Amendment No. 5 thereto filed on April 18, 2023, Amendment No. 6 thereto filed on April 27, 2023, Amendment No. 7 thereto filed on May 3, 2023, Amendment No. 8 thereto filed on May 15, 2023 and this Amendment No. 9, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 9 is being filed to amend Item 4, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On May 18, 2023, the Former Directors Group delivered a letter to the Issuer (the “Nomination and Proposal Notice”) nominating two highly-qualified director candidates, Joseph Berardo, Jr. and Guy P. Sansone (together, the “Nominees”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). The Former Directors Group believes that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

The Nomination and Proposal Notice also included notice of the Former Directors Group’s intention to submit a stockholder proposal at the Annual Meeting seeking to remove Dr. Marlow Hernandez from the Board for cause (the “Removal Proposal”). Since the Board is classified, under Delaware law and the Issuer’s Certificate of Incorporation, stockholders can only remove a director for cause and only by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Common Stock entitled to vote at an election of directors.  The Former Directors Group believes cause exists to remove Dr. Hernandez from the Board because it believes, among other things, that Dr. Hernandez is a compromised Chief Executive Officer who has abused his role to secure millions of dollars in loans from individuals who sold companies to the Issuer and has continually failed to disclose related-party transactions to the Issuer’s stockholders in breach of his fiduciary duties.

Stockholders’ ability to vote on the election of the Former Directors Group’s Nominees and the Removal Proposal at the Annual Meeting is dependent on the success of the Former Directors Group’s previously disclosed litigation. This litigation, among other things, seeks to compel the Issuer to re-open the window for nominating director candidates and making proposals under the Issuer’s Bylaws at the Annual Meeting. A ruling by the Court is expected in early June. As also previously disclosed, while the litigation is pending, the Former Directors Group has filed a preliminary proxy statement and GREEN proxy card with the Securities and Exchange Commission to be used to solicit stockholders to WITHHOLD support for the incumbent directors standing for re-election at the Annual Meeting and to enable stockholders to have their voices heard regardless of the outcome of the Former Directors Group’s litigation.

Also on May 18, 2023, the Former Directors Group issued a press release (the “Press Release”) announcing that it had nominated the Nominees for election to the Board and provided notice of its intention to present the Removal Proposal at the Annual Meeting. In the Press Release, the Former Directors Group reiterated their significant concerns and detailed their case for urgent change at the Issuer. A copy of the Press Release is attached hereto as Exhibit M and is incorporated herein by reference.

CUSIP No. 13781Y103		3 of 5 Pages
SCHEDULE 13D
The Nominees are:

Joseph Berardo, Jr. currently serves as the Chief Executive Officer and Chairman of the board of directors of Carisk Partners, Inc., a specialty risk transfer and care-coordination company that services Medicare Advantage, Managed Medicaid and Commercial group health, behavioral health, worker’s compensation and auto insurer markets. Previously, Mr. Berardo served as Chief Executive Officer of Brighton Health Plan Services, LLC, a healthcare enablement company. Prior to this, he served for 18 years in various roles of increasing seniority at MagnaCare Holdings, Inc., a provider of health plan services, including as Chief Executive Officer. He was previously Senior Vice President of Empire Blue Cross Blue Shield and President for Empire HealthChoice HMO, Inc., a health maintenance organization. Earlier in his career, Mr. Berardo held leadership positions at the Mount Sinai Health System. Inc., MultiPlan Corporation (NYSE: MLPN), and U.S. Healthcare, Inc., one of America’s largest HMOs. Mr. Berardo currently serves as a member of the board of directors of several private companies, including BeneLynk, a national provider of social determinant of health solutions for managed care companies, Radius Care, Inc., a healthcare software company, and Avertix Medical, Inc. (f/k/a/ Angel Medical Systems, Inc.) a medical device company. Mr. Berardo previously served as a member of the board of directors of MagnaCare from 2007 to January 2022 and Privia Health, LLC (now a subsidiary of Privia Health Group (NASDAQ: PRVA)). He also serves as an advisory board member for Grant Avenue Capital, LLC, a private equity firm focused on the healthcare sector. Mr. Berardo holds a B.A. in Economics from Rutgers University.

Guy P. Sansone is the Co-Founder and serves as Chief Executive Officer of H2 Health, a leading regional provider of physical rehabilitation services and clinician staffing solutions. Prior to that, he served as Managing Director of Alvarez & Marsal and spent many years chairing the healthcare practice, Chief Executive Officer of the Visiting Nurse Service of New York,  Senior Advisor to the Board of Directors of Health Management Associates, Inc. (formerly NYSE: HMA),  Interim President of LifeCell Corporation (formerly NASDAQ: LIFC), Chief Restructuring Officer of Erickson Retirement Communities LLC (n/k/a Erickson Living), Chief Change and Turnaround Officer of the Saint Barnabas Health Care System, Senior Consultant at Sunrise Senior Living, Chief Executive Officer and Chief Restructuring Officer of Saint Vincent Catholic Medical Centers in New York, Acting Chief Financial Officer of HealthSouth Corporation (n/k/a Encompass Health Corporation (NYSE: EHC)), and interim President and co-Chief Executive Officer of Rotech Healthcare, Inc. (formerly NASDAQ: ROHI) (“Rotech”). Mr. Sansone currently serves as the Chairman of the boards of directors of each of H2 Health and Brookdale Senior Living, Inc. (NYSE: BKD), and on the board of directors of RHA Health Services, LLC, one of the largest providers of care and home services to individuals with developmental disabilities,  Pediatrix Medical Group, Inc. (f/k/a Mednax, Inc.) (NYSE: MD),  Longevity Health Plans, Qhr Health,  Carisk Partners, Inc., and on the board of advisors of Pager, Inc., a mobile healthcare technology company. Mr. Sansone previously served on the board of directors of each of Magellan Health, Inc. (formerly NASDAQ: MGLN), HealthPRO Heritage, LLC, Civitas Solutions, Inc. (formerly NYSE:CIVI), and Rotech,. Mr. Sansone earned a B.S. from the State University of New York at Albany.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

On May 18, 2023, the Former Directors Group and the Nominees entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, they agreed (a) to the separate or joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to form a group (the “Group”) to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Group, to the Board and/or the approval of stockholder proposal(s) at the Annual Meeting, (c) to work together to enhance shareholder value, and (d) that each of ITC Rumba and Mr. Cooperstone, on the one hand, and Mr. Sternlicht and Jaws Equity Owner, on the other hand, shall severally and not jointly pay all pre-approved expenses incurred in connection with the Group’s activities, on a pro-rata basis, with ITC Rumba and Mr. Cooperstone paying 90% of such expenses and Mr. Sternlicht and Jaws Equity Owner paying 10% of such expenses, subject to certain exceptions. The Joint Filing and Solicitation Agreement superseded and replaced the previously disclosed Group Agreement entered into by certain members of the Group on April 2, 2023 and, accordingly, the Group Agreement is no longer in effect. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit N and is incorporated herein by reference.

CUSIP No. 13781Y103		4 of 5 Pages
SCHEDULE 13D
Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits thereto:

M – Press Release, dated May 18, 2023.

N – Joint Filing and Solicitation Agreement, dated May 18, 2023.

[Signature page follows.]

CUSIP No. 13781Y103		5 of 5 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry S. Sternlicht

INDEX TO EXHIBITS

A	–	Joint Filing Agreement, dated June 14, 2021.*

B	–	Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on May 18, 2020).*

C	–	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

D	–	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form S-4/A, filed with the SEC on April 28, 2021).*

E	–	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

F	–	Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).*

G	–	Resignation Letter, dated March 30, 2023, from the Reporting Person to the Board of Directors of Cano Health, Inc.*

H	–	Group Agreement, dated as of April 2, 2023, among the Reporting Person and other parties identified therein.*

I	–	Press Release, dated April 10, 2023.*

J	–	Press Release, dated April 17, 2023.*

K	–	Press Release, dated April 26, 2023.*

L	–	Press Release and Letter, dated May 11, 2023.*

M	–	Press Release, dated May 18, 2023.

N	–	Joint Filing and Solicitation Agreement, dated May 18, 2023.

* Previously filed.